SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                                AEP Industries, Inc.
                                  (Name of Issuer)

                                       Common
                           (Title of Class of Securities)

                                      001031103
                                  (CUSIP Number)

                                    Arthur Goetchius
                                   EGS Partners, L.L.C.,
                 300 Park Ave., 21st Fl., New York, NY 10022
                                     212-755-9000
                        (Name, address and telephone number of person authorized to receive notices and communications)

                                   December 10, 1997
                   (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[    ].   (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE 1 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                       WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                179,375
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                179,375
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                179,375
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 2.49%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  PN
_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 2 OF 19 PAGE


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                        OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               375,752
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                378,752
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                378,752
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 5.26%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                  IA
_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 3 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                      WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                   Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 105,388
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  105,388
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  105,388
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   1.46%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                    PN
_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 4 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 7,883
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  7,883
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  7,883
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                   .11%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     PN
_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 5 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                       AF      PF      OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  47,056
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   47,056
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   711,320
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   758,376
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                    10.53%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                     IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 6 OF 19 PAGE


                                         13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF         PF           OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                    5,902
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                     5,902
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   672,198
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   678,100
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                      9.41%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                       IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 7 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                     AF        PF         OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  5,802
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  5,802
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                671,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                677,200
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  9.40%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                   IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 8 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                AF        OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 671,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 671,398
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  9.32%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                    IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 9 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James McLaren
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                            AF          OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  1,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   1,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 671,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 672,398
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  9.33%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                    IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 10 OF 19 PAGES


13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William D. Lautman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                  AF         OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  668,398
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  671,398
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  671,398
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                  9.32%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                   IN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE 11 OF 19 PAGES


     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership (EGS Associates), (ii) EGS Partners, L.L.C., a Delaware limited liability company (EGS Partners),
(iii) Bev Partners, L.P., a Delaware limited partnership (Bev Partners),
(iv) Jonas Partners, L.P., a Delaware limited partnership (Jonas Partners),
(v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Jonas Gerstl and (ix) James McLaren, relating to the common stock, $0.01 par value per share (the Common Stock) issued by AEP Industries, Inc. (the Company), is hereby amended by this Amendment No. 21 to the Schedule 13D as follows:

Item 2 is hereby supplemented by addition of the following:

ITEM 2    IDENTITY AND BACKGROUND.

      (a) William D. Lautman became a General Partner of EGS Associates, EGS Partners and BEV Partners on September 18, 1997 and therefore is included as a Reporting Person with respect to shares of Common Stock held by EGS Associates, EGS Partners and BEV Partners. Mr. Lautman is hereinafter sometimes referred to as a "Reporting Person".

      (b) The address of the principal business office of Mr. Lautman is 300 Park Avenue, 21st Floor, New York, New York 10022.

      (c) The present principal occupation of Mr. Lautman is General Partner of EGS Associates, EGS Partners and BEV Partners. In addition, Mr. Lautman is a director of EGS Securities Corp., an affiliated company whose principal business is that of a registered broker-dealer.

      (d) Mr. Lautman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Lautman has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Mr. Lautman is a United States citizen.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $2,933,032, $9,528,330, $10,732, $1,275,039, and $59,844, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $59,112.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brothers wife), is approximately $1,959,556.

                          PAGE 12 OF 19 PAGES


     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $71,630.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. McLaren, is approximately $37,500.
     The shares of Common Stock purchased by EGS Associates and Bev Partners were purchased with their investment capital (see Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the Managed Accounts). The shares of Common Stock purchased by
Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery, and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust Company.
Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. McLaren are held in an account maintained at Goldman, Sachs & Co. The shares owned by Mr. Ketcher are held in his various accounts maintained at

Montgomery Securities. The shares owned by Mr. Ehrman are held in accounts maintained at NationsBanc Montgomery or are beneficially owned by members of his immediate family (including his brother and his brothers wife). Currently, the interest rate charged on such various margin accounts is approximately 7% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,205,287 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 2, 1997, as reflected in the companys quarterly report on Form 10Q filed with the Securities and Exchange Commission (the Commission) for the period ended July 31, 1997 (which is the most recent Form 10Q on file).

As of the close of business on December 10, 1997:

     (i) EGS Associates owns beneficially 179,375 shares of Common Stock, constituting approximately 2.49% of the shares outstanding.
     (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the Act), EGS Partners may be deemed to own beneficially 377,338 shares (constituting approximately 5.24% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 1,414 shares of Common Stock purchased for EGS Overseas (constituting approximately
 .02% of the shares outstanding), which, when aggregated, total 378,752 shares PAGE 13 OF 19 PAGES of Common Stock, constituting approximately 5.26% of the shares outstanding.
     (iii) Bev Partners owns beneficially 105,388 shares of Common Stock, constituting approximately 1.46% of the shares outstanding.
     (iv) Jonas Partners owns 7,883 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family (including his brother and his brothers wife), 86,978 shares of Common Stock, constituting approximately 1.21% of the shares outstanding.
     (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,702 shares of Common Stock, constituting less than 1% of the shares outstanding.
 Mr. Ketcher owns directly 5,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
 Mr. McLaren owns directly 1,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (ix)     Messrs. Gerstl and Lautman own directly no shares of Common
Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 179,375 shares beneficially owned by EGS Associates, the 378,752 shares beneficially owned by EGS Partners, the 105,388 shares beneficially owned by Bev Partners and the 7,883 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 671,398 shares of Common Stock, constituting approximately 9.32% of the shares outstanding.
     (x) In the aggregate, the Reporting Persons beneficially own a total of 771,880 shares of Common Stock, constituting approximately 10.71% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, except for 3,000 shares held by one of the discretionary accounts, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family (including his brother and his brothers wife).

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to December 10, 1997 until December 10, 1997 by EGS Associates, EGS Partners (excluding EGS Overseas), and Bev Partners are set forth in Schedules A, B, and C, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Overseas, Jonas Partners and Messrs. Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.
PAGE 14 OF 19 PAGES


          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.




















































PAGE 15 OF 19 PAGES


SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ________________________    _____________________________________
William Ehrman, individually, as member of EGS PARTNERS, L.L.C., and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS,
L.P.


_____________________________________
Frederic Greenberg, individually, as
member of EGS PARTNERS, L.L.C., and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.


_____________________________________
Frederick Ketcher, individually, as member of EGS PARTNERS, L.L.C. and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS,
L.P.


_____________________________________
Jonas Gerstl, individually, as member of EGS PARTNERS, L.L.C., and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS,
L.P.


_____________________________________
James McLaren, individually, as member of EGS PARTNERS, L.L.C., and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS,
L.P.


_____________________________________
William D. Lautman, individually, as
member of EGS PARTNERS, L.L.C., and as
general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS
PARTNERS, L.P.


PAGE 16 OF 19 PAGE


Schedule A


EGS Associates, L.P.



Transactions in the Common Stock

                                                      Price Per Share
     Date of                 Number of                   (including
   Transaction           Shares Purchased/(Sold)      Commissions, if any)



10/15/97                               5,000              $34.32




































PAGE 17 OF 19 PAGES


                               Schedule B

                           EGS Partners, L.L.C.
                         (excluding EGS Overseas)

                    Transactions in the Common Stock

                                                    Price Per Share
     Date of                    Number of                (including
   Transaction        Shares Purchased/(Sold)       Commissions, if any)


10/15/97                           5,000                   $34.32
10/16/97                           1,000                   $33.57
10/20/97                           3,200                   $33.30
10/22/97                             200                   $33.32
10/23/97                           2,500                   $32.99
10/17/97                           1,100                   $33.71
10/24/97                             500                   $33.07
10/27/97                             700                   $32.57
10/28/97                           3,500                   $31.07
10/29/97                           1,000                   $31.57
10/30/97                           1,100                   $31.25
11/3/97                            1,500                   $31.24
11/4/97                            3,400                   $30.84
11/5/97                            1,300                   $30.07
11/6/97                            1,000                   $30.07
11/7/97                              200                   $30.57
11/7/97                              700                   $30.09
11/11/97                             500                   $30.45
11/12/97                             375                   $29.36
11/12/97                             225                   $29.57
11/13/97                             700                   $29.36
11/14/97                             800                   $29.82
11/17/97                             300                   $29.57
11/20/97                           2,500                   $31.16
11/21/97                           1,000                   $31.07
11/25/97                           2,300                   $31.07
11/26/97                             200                   $30.57
11/26/97                           1,500                   $31.07
11/28/97                             500                   $31.07
12/1/97                              800                   $30.40
12/2/97                              500                   $30.32
12/3/97                            1,000                   $31.07
12/3/97                            1,000                   $30.32
12/4/97                            1,000                   $31.07
12/5/97                              500                   $29.57
12/8/97                              700                   $29.82
12/8/97                            1,000                   $29.57
12/9/97                              800                   $28.95
12/10/97                             200                   $29.32
12/10/97                           1,100                   $28.89

PAGE 18 OF 19 PAGES



Schedule C

Bev Partners, LP



Transactions in the Common Stock

                                                        Price Per Share
     Date of                Number of                      (including
   Transaction          Shares Purchased/(Sold)       Commissions, if any)


10/13/97                         1,000                   $34.82
10/15/97                         3,000                   $34.32
10/15/97                           500                   $34.07
10/31/97                         1,500                   $31.99
11/12/97                           625                   $29.36
11/12/97                           375                   $29.57
11/13/97                           700                   $29.36
































PAGE 19 OF 19 PAGES